Exhibit 99.1

ROCKFISH SEAFOOD GRILL, INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 28, 2022 and December 29, 2021
with Report of Independent Auditors

ROCKFISH SEAFOOD GRILL, INC.

CONSOLIDATED FINANCIAL STATEMENTS
December 28, 2022 and December 29, 2021
Table of Contents

Plano Office 5908 Headquarters Drive Suite 300 Plano, Texas 75024 469.776.3610 Main

whitleypenn.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Rockfish Seafood Grill, Inc.

Opinion

We have audited the consolidated financial statements of Rockfish Seafood Grill, Inc. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 28, 2022 and December 29, 2021, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 28, 2022 and December 29, 2021 , and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the consolidated financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Plano, Texas
March 22, 2023

ROCKFISH SEAFOOD GRILL, INC.

CONSOLIDATED BALANCE SHEETS

	December 28, 2022	December 29, 2021
Assets
Current assets:
Cash and cash equivalents	$1,150,853	$2,166,557
Inventories	102,572	141,319
Prepaid expense and other current assets	76,673	115,613
Total current assets	1,330,098	2,423,489

Property and equipment, net	946,581	1,219,724

Other assets:
Intangibles, net	-	53,250
Other	34,629	43,189
Right of use asset - operating leases	4,221,762	-
Total other assets	4,256,391	96,439

Total Assets	$6,533,070	$3,739,652

Liabilities and Stockholder's Deficit
Current liabilities:
Accounts payable	$427,333	$489,727
Accrued expenses and other liabilities	474,394	897,010
Operating lease liability, current portion	1,054,396	-
Related party debt	11,653,621	11,106,731
Related party accrued interest	3,841,103	3,481,861
Paycheck Protection Program loans	-	2,000,000
Total current liabilities	17,450,847	17,975,329

Non-current liabilities:
Operating lease liability	3,813,524	-

Total liabilities	21,264,371	17,975,329

Commitments and Contingencies

Stockholder's Deficit
Common stock, $.001 par value; 1,000,000 shares authorized; 1,000 shares used and outstanding	1	1
Additional paid-in capital	9,029,237	9,029,237
Accumulated deficit	(23,760,539)	(23,264,915)
Total stockholder's deficit	(14,731,301)	(14,235,677)

Total Liabilities and Stockholder's Deficit	$6,533,070	$3,739,652

See accompanying notes to consolidated financial statements.

ROCKFISH SEAFOOD GRILL, INC.

CONSOLIDATED STATEMENTS OF OPERATION

	December 28, 2022	December 29, 2021

Restaurant revenues	$15,963,561	$17,519,438
Cost of revenues	5,022,476	5,335,595
Gross profit	10,941,085	12,183,843

Operating Cost and Expenses
Restaurant expenses	10,586,985	10,818,401
Depreciation and amortization of property and equipment and intangibles	490,810	494,280
General and administration	338,001	379,051
Total operating costs and expenses	11,415,796	11,691,732

Operating (loss) income	(474,711)	492,111

Other income and expenses
Gain on extinguishment of paycheck protection program loans	2,000,000	1,936,785
Other (expense) income	(178,248)	254,954
Related party interest expense	(1,457,156)	(1,405,106)
Total other income	364,596	786,633

Provision for franchise taxes	37,250	30,000

Net (loss) income	$(147,365)	$1,248,744

See accompanying notes to consolidated financial statements.

ROCKFISH SEAFOOD GRILL, INC.

CONSOLIDATED STATEMENTS OF CHANGES TO STOCKHOLDER'S DEFICIT

YEARS ENDED DECEMBER 28, 2022 AND DECEMBER 29, 2021

	Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance at December 30, 2020	1,000	$1	$9,029,237	$(24,513,299)	$(15,484,061)

Net income	-	-	-	1,248,384	1,248,384

Balance at December 29, 2021	1,000	1	9,029,237	(23,264,915)	(14,235,677)

Impact of adoption of lease accounting standard	-	-	-	(348,259)	(348,259)
Net loss	-	-	-	(147,365)	(147,365)

Balance at December 28, 2022	1,000	$1	$9,029,237	$(23,760,539)	$(14,731,301)

See accompanying notes to consolidated financial statements.

ROCKFISH SEAFOOD GRILL, INC.

 CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 28, 2022	December 29, 2021
Operating Activities:
Net (loss) income	$(147,365)	$1,248,384
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization of property and equipment and intangibles	490,810	494,280
Non-cash interest expense on related party debt	1,457,156	1,022,391
Non-cash lease costs	1,007,991	-
Gain on extinguishment of Paycheck Protection Program loans	(2,000,000)	(1,936,785)
Loss on disposal of equipment	70,471	-
Changes in operating assets and liabilities:
Inventories	38,747	(27,867)
Prepaid expenses and other current assets	38,940	(21,619)
Other assets	8,560	17,190
Operating lease liability	(1,019,646)	-
Accounts payable and accrued expenses	(726,480)	(1,341,716)
Net cash used in operating expenses	(780,816)	(545,742)

Investing Activities:
Purchases of property and equipment	(234,888)	(120,944)
Net cash used in investing activities	(234,888)	(120,944)

Financing Activities:
Proceeds from PPP loans	-	2,000,000
Payments on notes payable	-	(230,570)
Net cash provided by financing activities	-	1,769,430

Net (decrease) increase in cash and cash equivalents	(1,015,704)	1,102,744

Cash and cash equivalents, beginning of year	2,166,557	1,063,813

Cash and cash equivalents, end of year	$1,150,853	$2,166,557

Supplemental cash flow information:
Cash paid during the year for interest	$551,024	$464,858

Supplemental disclosure of non-cash information:
Right of use asset assumed through lease liability	$4,810,606	$-

Lease assumed through lease liability	$5,457,719	$-

See accompanying notes to consolidated financial statements.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 28, 2022 AND DECEMBER 29, 2021

A. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Rockfish Seafood Grill, Inc., is a Delaware Corporation formed on June 18, 2008, for the purpose of acquiring the net assets of Rockfish Seafood Grill, LLC. on July 28, 2008. Rockfish Seafood Grill Inc. owns 100% of Rockfish Beverage Corporation, Inc. (collectively, the “Company”). The Company operated 7 and 10 restaurants in Texas under the name of Rockfish Seafood Grill as of December 28, 2022 and December 29, 2021, respectively. Rockfish Seafood Grill, Inc. is 100% owned by Rockfish Holdings, LLC (“Parent”). The consolidated financial statements include the accounts of Rockfish Seafood Grill, Inc. and its 100% owned subsidiary. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

The Company reports on a 52-week year. Fiscal year 2022 began on December 30, 2021 and ended December 28, 2022. Fiscal year 2021 began on December 31, 2020 and ended on December 29, 2021.

Cash and Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less and credit card clearing accounts to be cash equivalents. At December 28, 2022 and December 29, 2021, the Company had no such investments. The Company maintains deposits primarily in one financial institution, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (“FDIC”). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Inventory

Inventories consist of food, beverages, and alcohol, and are stated at the lower of cost using the first-in, first-out method or net realizable value.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation, and amortization. Depreciation and amortization are charged to expense on the straight-line basis over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of the expected lease term or their respective estimated useful lives. The estimated lease term is based on the likely period of the leasing arrangement including renewal periods.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A. Nature of Operations and Summary of Significant Accounting Policies – continued

Property and Equipment – continued

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Leasehold improvements	10-15 years
Restaurant equipment	5-10 years
Furniture, fixtures, and computer equipment	3-7 years

Intangible Assets

Effective June 28, 2012, the beginning of fiscal 2013, the Company began amortizing the tradename and recipes on a straight-line basis over their respective estimated remaining useful lives. The Company assigned a 10-year life for the tradename and a five-year life for the recipes. For the year ended December 28, 2022, management determined that no impairment indicators existed with respect to the intangible assets.

Long-Lived Assets Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. The Company does not perform a periodic assessment of assets for impairment in the absence of such information or indicators. Conditions that would necessitate an impairment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimate future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

There were no impairment indicators during the years ended December 28, 2022 or December 29, 2021, and no impairment charge was recorded.

Revenue Recognition

The Company’s revenue is primarily generated from the sale of food, beverage, and alcohol and is recognized when the product is sold as this is the point in time that control of the product transfers to the customer. Revenue is presented net of any taxes collected from customers and remitted to government entities. Customer payments are generally due at the time of sale.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A. Nature of Operations and Summary of Significant Accounting Policies – continued

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (Accounting Standards Codification “ASC 740, Income Taxes”). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more-likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term “more-likely-than-not” means a likelihood of more than 50%; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to the management’s judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes interest and penalties on income taxes as a component of income tax expense. The Company did not incur any penalties or interest during 2022 or 2021.

Taxes Collected from Customers and Remitted to Governmental Authorities

Taxes collected from customers and remitted to governmental authorities are presented in the accompanying consolidated statements of operations on a net basis and accordingly, are not included in revenues.

Advertising

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 28, 2022 and December 29, 2021, totaled $51,672 and $52,957, respectively, and are included in restaurant expenses in the accompanying consolidated statements of operations.

Pre-Opening Expenses

Salaries, personnel training costs, and other expenses of opening new restaurants are charged to expense as incurred.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A. Nature of Operations and Summary of Significant Accounting Policies – continued

Adoption of New Accounting Standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued guidance (ASC 842, Leases) to increase transparency and comparability among organizations by requiring the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted this standard effective January 1, 2022, using the modified retrospective approach. In transitioning to ASC 842, the Company elected to use the practical expedient package available at the time of implementation and did elect to use hindsight. These elections have been applied consistently to all leases existing at, or entered into after, January 1, 2022 (the beginning of the period of adoption). As a result of the adoption of the new lease accounting guidance, we recognized on January 1, 2022, a ROU asset of approximately $3.6 million and a lease liability of approximately $4.2 million. The adoption resulted in an adjustment to retained earnings of approximately $348,000 and a derecognition of deferred rent and tenant improvement allowances of approximately $310,000. The standard did not materially impact our consolidated operations and had no impact on cash flows. Lease disclosures for the year ended December 29, 2021 are made under prior lease guidance in FASB ASC 840.

B. Liquidity Matters and Management’s Plans

The Company incurred a net loss of approximately $147,000 during the year ended December 28, 2022. On December 28, 2022, the Company had a working capital deficiency of approximately $16,121,000 including related party debt and accrued interest of $15,495,000.

In March 2015, the Company restated its related party notes to increase the face value of the note to $6,517,686, to remove the financial covenants under the agreement and to extend the maturity date of the note to March 31, 2018.

In June 2015, the Company restated its related party note with Princeton Capital Corporation (“Princeton”), the majority owner of Rockfish Holdings, LLC, to reduce the face value of the note to $5,950,000 and amend the interest rate to be 14% payable quarterly with the ability of the Company to pay in kind up to 6% of the interest payments. The note is currently in default.

Additionally, in June 2015, the Company also entered into a revolving promissory note with Princeton in the amount of $1,250,000. The revolving promissory note has been amended to bring the maximum balance to $1,491,000 on December 28, 2016, and increased to $2,251,000 on December 29, 2021. The note bears interest at 8%, matured June 29, 2017, and was extended to December 31, 2021. Effective December 31, 2022, Princeton extended the maturity date to December 31, 2023, and maintained the maximum balance at $2,251,000.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

B. Liquidity Matters and Management’s Plans – continued

During the year ended December 28, 2022, the Company paid down prior year accrued interest and current year interest payments on both the revolving promissory note and the term note. During the year ended December 29, 2021, the Company paid all prior years PIK interest incurred and current year interest payments on the revolving promissory note.

The Company’s majority owner, Princeton, has shown continued willingness not to require repayments of debt or accrued interest. Cash on hand and cash flows from operation will provide the Company with adequate cash available to operate the business for at least 12 months from the issuance of the consolidated financial statements.

C. Property and Equipment

Property and equipment consist of the following:

	December 28, 2022	December 29, 2021
Leasehold Improvements	$5,226,827	$6,353,785
Furniture, fixtures and computer equipment	687,110	803,089
Restaurant equipment	1,318,550	1,681,019
	7,232,487	8,837,893

Less accumulated depreciation and amortization	(6,285,906)	(7,618,169)

Property and equipment, net	$946,581	$1,219,724

Depreciation expense of property and equipment for the years ended December 28, 2022 and December 29, 2021, totaled $437,560 and $405,780, respectively.

D. Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets were as follows:

Tradename

	December 28,	December 29,
	2022	2021
Gross	$895,000	$895,000
Accumulated amortization	(895,000)	(841,750)

Net	$-	$53,250

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

D. Intangible Assets – continued

Tradename – continued

Amortization expense for the years ended December 28, 2022 and December 29, 2021, was $53,250 and $88,500, respectively.

E. Related Party Debt and Accrued Interest

In June 2015, the Company restated its related party note with Princeton to reduce the face value of the note to $5,950,000 and amended the interest rate to be 14% payable quarterly with the ability of the Company to pay in kind up to 6% of the interest payments (see Note B).

Additionally, in June 2015, the Company also entered into a revolving promissory note with Princeton in the amount of $1,250,000. The revolving promissory note has been amended to bring the maximum balance to $1,491,000 on December 28, 2016, and increased to $2,251,000 on December 29, 2021. The note bears interest at 8%, matured June 29, 2017, and was extended to December 31, 2021. Effective December 31, 2022, Princeton extended the maturity date to December 31, 2023, and maintained the maximum balance of $2,251,000.

On December 28, 2022, the remaining outstanding debt with Princeton consists of a $5,950,000 senior secured promissory note plus accrued interest of $3,841,103 and paid in kind interest of $3,452,621 added into this note balance that matured March 31, 2018, and has not been extended.

The senior secured promissory note is due currently and classified as in default. The amount due for interest not paid in kind totaled $3,841,103 and $3,481,861 on December 28, 2022 and December 29, 2021, respectively.

F. Paycheck Protection Program Loans

On March 27, 2020, the U.S. federal government enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which included provision for a Paycheck Protection Program (“PPP”) administered by the U.S. Small Business Administration (“SBA”). The PPP allows qualifying business to borrow up to $10 million calculated based on qualifying payroll costs. PPP loans bear a fixed interest rate of 1% over a two-year term, are guaranteed by the federal government, and do not require collateral. Payments of principal and interest are deferred until 10 months from the date of the loan, and prepayments may be made at any time without penalty. The loans may be forgiven, in part or whole, if the proceeds are used to retain and pay employees and for other qualifying expenditures. The Company applied for a PPP loan in the amount of $1,936,785, which was approved by the SBA on April 17, 2020, and was forgiven by the SBA on August 09, 2021.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

F. Paycheck Protection Program Loans – continued

On December 27, 2020, the U.S. federal government enacted the Hard-Hit Small Businesses, Nonprofits, and Venues Act (“Economic Aid Act” or “EAA”), which included provision for the Second Draw Paycheck Protection Program (“PPP2”) administered by the SBA. The PPP2 allows qualifying businesses to borrow up to $2 million calculated based on qualifying payroll costs and other criteria as prescribed in the EAA. PPP loans bear a fixed interest rate of 1% over a two-year term, are guaranteed by the federal government, and do not require collateral. Payments of principal and interest are deferred until 16 months from the date of the loan, and prepayments may be made at any time without penalty. The loan may be forgiven, in part of whole, if the proceeds are used to retain and pay employees and for other qualifying expenditures. The Company applied for and received a PPP2 loan in the amount of $2,000,000 on March 29, 2021. The Company has elected to account for the PPP loans in accordance with ASC 470 - Debt. As such, the outstanding PPP loan amount of $2,000,000 was reflected within debt on the accompanying balance sheet as of December 29, 2021. The Company applied for and received forgiveness by the SBA of the PPP2 loan in the amount of $2,000,000 on December 31, 2021.

G. Stock Options

The Company issued stock options to executive members of management during the year ended June 26, 2013. The stock options vest over a period of 10 years and expire if unexercised after 10 years. The options have accelerated vesting provisions if certain financial performance measures are met, or a change of control event occurs. On December 28, 2022 and December 29, 2021, there were 194.8052 options outstanding, all of which had vested. The value of these options at the grant date was determined to be insignificant. The remaining contractual life of the vested options is 0.5 years at December 28, 2022.

H. Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and two state jurisdictions. Deferred taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities.

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

H. Income Taxes – continued

The temporary differences that give rise to the Company’s deferred tax assets and liabilities are approximately as follows:

	December 28, 2022	December 29, 2021
Rent	$136,000	$65,000
Other	698,000	543,000
Property and equipment	397,000	381,000
Related party interest	1,518,000	1,481,000
Intangibles	42,000	191,000
Net operating loss carryforward	2,904,000	2,387,000
Net deferred tax before valuation allowance	5,695,000	5,048,000
Valuation allowance	(5,695,000)	(5,048,000)

Net deferred tax asset	$-	$-

Differences between statutory income tax rates and the Company’s effective income tax rate for the years ended December 28, 2022 and December 29, 2021, were primarily caused by the decrease in the valuation allowance, which at December 28, 2022 and December 29, 2021, totaled approximately $5,695,000 and $5,048,000, respectively, amounts not deductible for income tax purposes and other adjustments. The valuation allowance increased by approximately $647,000 from December 29, 2021 to December 28, 2022.

The Company has a federal net operating loss carryforward of approximately $13,827,000 on December 28, 2022. The net operating loss carryforward may be limited because of ownership changes as defined in Section 382 of the Internal Revenue Code.

I. Accrued Expenses and Other Liabilities

Accrued expenses consist of the following:

	December 28, 2022	December 29, 2021
Payroll and payroll related	$347,562	$383,104
Closed store reserve	-	45,000
Rent	-	309,561
Sales and use taxes	126,832	116,362
Other	-	42,983

Total	$474,394	$897,010

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

J. Leases

A lease provides the lessee the right to control the use of an identified asset for a period of time in exchange for consideration. Operating lease right of use assets and finance lease right of use assets (collectively “ROU assets”) represent the Company’s right to use an underlying asset for the lease term. Operating lease liabilities and finance lease liabilities (collectively, “lease liabilities”) represent the Company’s obligation to make lease payments arising from the lease. The Company determines if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company excludes short-term leases having initial terms of 12 months or less from ROU assets and lease liabilities and recognizes rent expense on a straight-line basis over the lease term.

The Company has leases for its office spaces and certain equipment. Most operating leases contain renewal options that provide for rent increases based on prevailing market conditions. The Company has lease extension terms for our office spaces that have either been extended or are likely to be extended. The terms used to calculate the ROU assets and lease liabilities for these properties include the renewal options that the Company is reasonably certain to exercise.

The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its secured borrowing rate. ROU assets include any lease payments required to be made prior to commencement and exclude lease incentives. Both ROU assets and lease liabilities exclude variable payments not based on an index or rate, which are treated as period costs. The Company’s lease agreements do not contain significant residual value guarantees, restrictions or covenants.

Total operating lease costs were approximately $1,191,000 for the year ended December 28, 2022, which included short term lease costs of approximately $206,000.

Maturities of lease liabilities as of December 28, 2022, are as follows:

Operating Leases
2023	$1,054,396
2024	988,731
2025	901,290
2026	915,550
2027	933,530
Thereafter	3,412,592

Total lease payments	8,206,089
Less present value discount	(3,338,169)

Lease liabilities	$4,867,920

ROCKFISH SEAFOOD GRILL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

J. Leases – continued

Weighted average lease term and discount rate as of December 28, 2022, are as follows:

2022
Weighted average remaining lease term (years) Operating leases	9.55

Weighted average discount rate Operating leases	8.00%

Rent expense for the years ended December 28, 2022 and December 29, 2021, was $1,190,942 and $1,326,054, respectively and is included in restaurant expenses in the consolidated statements of operations.

K.   Significant Estimates and Concentrations

GAAP requires disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Litigation

The Company may be subject to various claims and legal proceedings that arise in the ordinary course of its business from time to time. The Company will make provision for a potential liability when it is both probably that a liability has been incurred and the amount of the loss can be reasonable estimated. No provision related to claims or litigation was recorded at December 28, 2022 or December 29, 2021.

Vendor Concentrations

Purchases from two vendors represented approximately 76% of the Company’s cost revenues for the years ended December 28, 2022 and December 29, 2021.

L.  Subsequent Events

Subsequent events have been evaluated through March 22, 2023, the date the consolidated financial statements were available to be issued.